Exhibit 99.1

Brussels, 22 September 2011 – 1 / 3

Anheuser-Busch InBev Announces Global Goals to Extend Reach of

Responsible Drinking Programs

Announcement Coincides with Second Annual Celebration of Global Be(er) Responsible Day, Aimed

at Mobilizing Employees, Wholesalers, Retailers and Communities in More than 20 Markets to

Encourage Responsible Drinking

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) today announced a challenging set of three-year global goals to drive and measure the impact of its responsible drinking programs around the world. As part of its dream to be the Best Beer Company in a Better World, Anheuser-Busch InBev is dedicated to working with governments, NGOs, customers and community partners to help shape and reinforce a culture of responsible drinking in all its markets. To support this mission, core among the goals announced today are commitments to promote responsible drinking and discourage the harmful use of alcohol, including drunk driving and underage drinking. The company aims to reach all the global goals announced today by the end of 2014. These goals will be independently audited. The goals are:

•	Reach at least 100 million adults with programs developed by subject matter experts that help parents talk with their children about underage drinking;

•	Provide ID-checking materials and other educational information to at least half-a-million bars, clubs, restaurants and grocery stores to help them prevent sales to minors;

•	Provide training on responsible alcohol beverage sales to at least 1 million bartenders, waiters, grocery store clerks, and others who serve and sell alcohol;

•	Reach at least half-a-billion legal-age consumers to increase awareness of the importance of using a designated driver or safe-ride home;

•	Invest at least 300 million USD in advertising and programs to help remind and educate consumers about the importance of responsible drinking; and

•	Celebrate Global Be(er) Responsible Day annually to promote the importance of responsible drinking among our employees, retail customers and consumers.

In addition, we will continue to train all of our sales and marketing employees on the Anheuser-Busch InBev Commercial Communications Code on an annual basis and support enforcement of industry advertising and marketing self-regulatory codes.

Brussels, 22 September 2011 – 2 / 3

Anheuser-Busch InBev’s global responsible drinking goals were announced on the second annual celebration of Global Be(er) Responsible Day, the yearly company-wide promotion of best practices in responsible drinking. On 23 September, AB InBev will promote the company’s responsible drinking programs in more than 20 markets around the world with the help of its employees; distributors and wholesalers; bars, clubs and stores; law enforcement; and community partners.

“At Anheuser-Busch InBev, we brew our beers to be enjoyed responsibly by individuals of legal drinking age. For the past 30 years, we have invested and created partnerships to help prevent the harmful use of alcohol, and, beyond that, to establish a culture where responsible enjoyment is the social norm in all our markets. These global responsible drinking goals are a further step towards this commitment,” said Carlos Brito, CEO of Anheuser-Busch InBev. “As in all our business and Better World endeavors, our employees are the driving force behind our success. Celebrating Global Be(er) Responsible Day is an important moment for our 114,000 colleagues around the world to join our partners in the trade and in our communities to reinforce our commitment to promoting responsible drinking.”

Global Be(er) Responsible Day activities around the world include:

•	In China, AB InBev will partner with the local traffic police bureau and a popular local radio program to celebrate signing up the 10 millionth person to pledge to be a designated driver.

•	In Brazil, we will partner with Pao de Acucar, the country’s largest supermarket chain, to implement ID checking programs in stores across the country.

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In the UK, Germany, France and the Netherlands, AB InBev will launch a Facebook page or website for Family Talk About Drinking, offering a platform for parents to discuss the important topic of underage drinking with their children. In Belgium, all employees will receive a copy of the Family Talk About Drinking guide at home.

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In the U.S., employees will partner with wholesalers across the country to encourage retailers and consumers to “Designate a Driver and Enjoy the Great Times!” and pledge their support of designated drivers on Budweiser’s Facebook page.

•	In Russia, more than 5,000 employees in 40 cities will distribute materials promoting responsible drinking to consumers and retailers.

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In Argentina, employees will celebrate their first ever Global Be(er) Responsible Week by partnering with NGO Asociación Conciencia to communicate messages about preventing underage drinking, promoting designated driving, and educating employees and consumers.

Brussels, 22 September 2011 – 3 / 3

Anheuser-Busch InBev’s work to promote responsible drinking is one of three core pillars of the company’s Better World plan, alongside commitments to lighten the company’s impact on the environment and to give back to the communities in which the company operates.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

About Better World

Through our commitment to be the Best Beer Company in a Better World, Anheuser-Busch InBev is the beer industry leader in social responsibility initiatives, ranking No. 1 in social responsibility in FORTUNE Magazine’s “World’s Most Admired” beverage companies’ list. Our Better World efforts focus on three pillars: promoting responsible drinking; protecting the environment; and giving back to the communities in which we live and work. Around the world, we develop and implement social responsibility programs and campaigns in partnership with parents, government officials, community organizations, retailers and others. From promoting responsible drinking messages on some of the world’s most watched television programming, to turning coconut husks into renewable energy to fuel our breweries, to volunteering in the community, Anheuser-Busch InBev and its employees are committed to making a difference.

For more information about Anheuser-Busch InBev and Better World, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com